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                                                                    EXHIBIT 3.17



                            ARTICLES OF INCORPORATION

                                       OF

                   MERITAGE HOMES OF NORTHERN CALIFORNIA, INC.

                  FIRST: The name of this corporation is Meritage Homes of Northern California, Inc.

                  SECOND: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

                  THIRD: The name and address in this State of this corporation's initial agent for service of process is CT Corporation System.

                  FOURTH: This corporation is authorized to issue only one class of shares of stock, which shall be common stock, and the total number of shares that this corporation is authorized to issue shall be 1,000.

                  FIFTH: The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

                  SIXTH: This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

Dated: June 16, 1998


                                                     /s/ David Hinnant
                                                     David Hinnant, Incorporator